--------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549
                   --------------------------------------

                                  FORM 6-K

                          REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF

                    THE SECURITIES EXCHANGE ACT OF 1934

                              File No. 0-17140

                           For November 14, 2001
                             Song Networks N.V.
              (Translation of registrant's name into English)

                           AERT VAN NESSTRAAT 45,
                     3012 CA ROTTERDAM, THE NETHERLANDS
                  (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F...X....    Form 40-F........

         [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes.......   No...X....



                    SONG NETWORKS N.V. AND SUBSIDIARIES

                       PART I - FINANCIAL INFORMATION


                                                                      Page No.

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

        Condensed Consolidated Balance Sheets at December 31,
        2000 (Audited) and September 30, 2001..........................

        Condensed Consolidated Statements of Operation for the
        Three Months and Nine Months Ended September 30, 2000 and 2001.

        Condensed Consolidated Statements of Cash Flows for the
        Nine Months Ended September 30, 2000 and 2001..................

        Notes to Condensed Consolidated Financial Statements...........


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS...........................................

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


                        PART II - OTHER INFORMATION


ITEM 1. LEGAL PROCEEDINGS...............................................

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.......................

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.................................

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.............

ITEM 5. OTHER INFORMATION...............................................

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K................................




                       PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                                 (in thousands)

                                                                    December 31,                September 30,
                                                                 -------------------  ----------------------------------
                                                                        2000               2001               2001
                                                                 -------------------  ----------------  ----------------
                                                                        SEK                 SEK               USD
                                                                                        (unaudited)       (unaudited)
ASSETS

Current Assets:
Cash and cash equivalents                                                 1,010,142           675,757             63,231
Restricted current assets                                                   530,371           424,186             39,691
Short-term investments                                                    1,819,723         1,120,973            104,890
Accounts receivable, net                                                    540,165           693,486             64,890
Other current assets                                                        362,449           589,559             55,166
                                                                 -------------------  ----------------  -----------------
         Total current assets                                             4,262,850         3,503,961            327,868

Restricted non-current assets                                               141,838                 -                  -
Property and equipment, net                                               2,944,827         5,260,542            492,233
Goodwill, net                                                             1,044,922         1,496,460            140,025
Other assets                                                                 26,511            54,243              5,076
                                                                 -------------------  ----------------  -----------------
         Total assets                                                     8,420,948        10,315,206            965,202
                                                                 ===================  ================  =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                            711,805           832,732             77,919
Accrued expenses and other liabilities                                      564,216         1,160,367            108,577
Payable to Parent, net                                                      108,812           126,907             11,875
Current portion of long-term debt                                             2,847                 -                  -
                                                                 -------------------  ----------------  -----------------
         Total current liabilities                                        1,387,680         2,120,006            198,371

Long-term debt, net                                                       3,510,553         5,606,958            524,647

Deferred tax liability                                                            -                 -                  -

Shareholders' equity:
Share capital                                                                   443               443                 41
Additional paid-in capital                                                4,723,954         4,728,563            442,455
Other comprehensive income (loss)                                            80,111           411,144             38,472
Accumulated deficit                                                     (1,281,793)       (2,551,908)          (238,784)
                                                                 -------------------  ----------------  -----------------
         Total shareholders' equity                                       3,522,715         2,588,242            242,184
                                                                 -------------------  ----------------  -----------------
         Total liabilities and shareholders' equity                       8,420,948        10,315,206            965,202
                                                                 ===================  ================  =================

         See notes to unaudited condensed consolidated financial statements.





                                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands, except share and per share data)
                                                   (unaudited)

                                             Three Months Ended September 30,        Nine Months Ended September 30,
                                           --------------------------------------  ------------------------------------
                                              2000         2001         2001          2000         2001        2001
                                           -----------  -----------  ------------  -----------  -----------  ----------
                                              SEK          SEK           USD          SEK          SEK          USD
OPERATING REVENUES                           296,452      626,939        58,663      686,056    1,541,605     144,249

OPERATING EXPENSES:
Cost of revenues, excluding depreciation
and amortization                            (186,631)    (414,539)      (38,789)    (443,313)  (1,032,678)    (96,628)
Selling                                      (52,420)     (98,750)       (9,240)    (133,426)    (262,473)    (24,560)
General and administrative                  (118,276)    (348,746)      (32,633)    (324,179)    (757,465)    (70,877)
Depreciation and amortization                (74,085)    (188,366)      (17,626)    (145,172)    (435,121)    (40,715)
                                           -----------  -----------  ------------  -----------  -----------  ----------
         Total operating expenses           (431,412)  (1,050,401)      (98,288)  (1,046,090)  (2,487,737)   (232,780)
                                           -----------  -----------  ------------  -----------  -----------  ----------

OPERATING LOSS                              (134,960)    (423,462)      (39,625)    (360,034)    (946,132)    (88,531)

OTHER INCOME (EXPENSE):
Interest income                              115,121       35,952         3,364      180,392      103,493       9,684
Interest expense                            (115,114)    (157,457)      (14,733)    (332,046)    (431,309)    (40,358)
Other income (expense), net                   (9,025)      (8,695)         (814)     (10,458)      13,512       1,264
Foreign exchange gains (losses), net         (29,026)      (1,192)         (112)     (32,727)      (3,412)       (319)
                                           -----------  -----------  ------------  -----------  -----------  ----------
Loss before income taxes and cumulative
    effect of accounting change             (173,004)    (554,854)      (51,920)    (554,873)   (1,263,848)  (118,260)
Income tax benefit (expense)                     171       (2,813)         (263)       1,558        (3,870)      (362)
                                           -----------  -----------  ------------  -----------  -----------  ----------
Loss before cumulative effect of
    accounting change                       (172,833)    (557,667)      (52,183)    (553,315)   (1,267,718)  (118,622)
Cumulative effect of accounting change             -            -             -            -        (2,397)      (224)
                                           -----------  -----------  ------------  -----------  -----------  ----------
Net loss                                    (172,833)    (557,667)      (52,183)    (553,315)   (1,270,115)  (118,846)
                                           ===========  ===========  ============  ===========  ===========  ==========

Basic and diluted loss per share
    Loss before cumulative effect of
        accounting change                     (34.98)     (112.87)       (10.56)     (114.47)     (256.58)     (24.01)
    Cumulative effect of accounting change         -            -             -            -        (0.49)      (0.05)
                                           -----------  -----------  ------------  -----------  -----------  ----------
    Net loss                                  (34.98)     (112.87)       (10.56)     (114.47)     (257.07)     (24.06)

Weighted average number of shares
  outstanding                              4,940,845    4,940,845     4,940,845    4,833,862    4,940,845   4,940,845
                                           ===========  ===========  ============  ===========  ===========  ==========

See notes to unaudited condensed consolidated financial statements.





                                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (in thousands)
                                                   (unaudited)

                                                                         Nine Months Ended September 30,
                                                                   ---------------------------------------------
                                                                       2000            2001            2001
                                                                   -------------  ----------------  ------------
                                                                       SEK              SEK             USD
Cash flows from operating activities:
  Net cash used in operating activities                               (534,663)         (469,190)      (43,902)

Cash flows from investing activities:
  Acquisition of businesses, net of cash received                     (813,991)         (706,203)      (66,080)
  Payment of additional acquisition consideration                      (85,334)          (12,000)       (1,123)
  Purchase of government securities                                 (6,974,554)       (5,267,228)     (492,858)
  Investments in unconsolidated affiliates                             (23,131)             (432)          (40)
  Proceeds from sale of government securities                        4,494,572         6,121,332       572,778
  Proceeds from disposal of fixed assets                                 9,896            92,593         8,664
  Capital expenditures                                                (949,786)       (2,112,903)     (197,706)
                                                                   -------------  ----------------  ------------
  Net cash used in investing activities                             (4,342,328)       (1,884,841)     (176,365)

Cash flows from financing activities:
  Proceeds from Parent                                               4,436,654             1,530           143
  Proceeds from termination of forward exchange contracts               46,013         8,832,695       826,482
  Payments due to termination of forward exchange contracts                  -        (8,360,761)     (782,323)
  Net proceeds from Senior Euro Notes                                        -         1,504,535       140,780
  Net repayments of bank loans                                        (153,995)           (6,443)         (603)
  Payment of debt issuance costs                                        (6,666)                -             -
  Other                                                                   (193)           30,670         2,870
                                                                   -------------  ----------------  ------------
  Net cash provided by financing activities                          4,321,813         2,002,226       187,349

  Translation adjustment                                                41,151                 -             -
  Effect of exchange rate changes on cash                               (2,652)           17,420         1,630
  Net decrease in cash and cash equivalents                           (516,679)         (334,385)      (31,288)
  Cash and cash equivalents at the beginning of the period           1,949,542         1,010,142        94,520
                                                                   -------------  ----------------  ------------
  Cash and cash equivalents at the end of the period                 1,432,863           675,757        63,232
                                                                   =============  ================  ============


See notes to unaudited condensed consolidated financial statements.




                             SONG NETWORKS N.V.
          (A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (UNAUDITED)

1.       BASIS OF PRESENTATION

         Song Networks N.V. (the "Company"), formerly Tele1 Europe N.V., is a pan-Scandinavian telecommunications operator providing large and medium business markets with broadband solutions for voice, data and internet related services. The Company is a wholly owned subsidiary of Song Networks Holding AB ("Song Networks Holding"), a company incorporated in Sweden on June 22, 1995, which began significant operations in 1996.

         The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operation have been included. Operating results for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2000.

         The Company maintains its financial records in accordance with the Swedish statutory regulations which represent generally accepted accounting principles in Sweden ("Swedish GAAP"). Swedish GAAP varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these unaudited condensed consolidated financial statements are presented in accordance with U.S. GAAP for interim financial information.

         Solely for the convenience of the reader, the accompanying unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2001, have been translated into United States dollars ("USD") using the noon buying rate in The City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on September 30, 2001, of Swedish krona ("SEK") 10.6871 per USD 1.00. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

         Certain reclassifications of prior period balances have been made in the accompanying unaudited condensed consolidated financial statements to conform to the 2001 presentation.

2.       ACQUISITIONS

         On February 11, 2001, the Company acquired all of the outstanding shares of FastCom AS ("FastCom"), a leading supplier of internet and data communication solutions to businesses, for cash consideration of SEK 44,097,000 (NOK 40,239,000). The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of NOK 36,027,000 and is being amortized on a straight-line basis over 10 years.

         On May 2, 2001, the Company acquired certain assets of Sonera Oy's ("Sonera") fixed data operations in Sweden for total cash consideration of SEK 122,139,000. The purchase price is also subject to a maximum additional payment of SEK 75,000,000 based on Sonera's financial results. The excess of the combined purchase price over the fair market value of net assets acquired has resulted in goodwill of SEK 133,489,000 and is being amortized on a straight-line basis over ten years. To the extent that the final additional consideration differs from the current estimate, the goodwill amount will be adjusted accordingly.

         On June 20, 2001, Song Networks Holding AB acquired all of the outstanding shares of Telia Finland OY, a wholly owned Finnish subsidiary of Telia AB, one of the leading telecommunication providers in Scandinavia. Telia Finland OY contains all of Telia AB's fixed network capacity in Finland. The purchase price for the shares amounted to a cash consideration of SEK 346,956,000 (FIM 228,110,000) as well as 6,300,000 newly issued shares in Song Networks Holding with a combined subscription price of SEK 140,490,000 (FIM 92,367,000), or SEK 22.30 per share. The excess of the combined purchase price over the fair market value of net assets acquired has resulted in goodwill of FIM 170,332,000 and is being amortized on a straight-line basis over ten years. Song Networks Holding in turn sold all of the shares in Telia Finland OY to Song Networks Oy, a wholly-owned subsidiary, at book value.

         The acquisitions listed above have all been accounted for as purchases, and accordingly the operating results have been included in the Company's unaudited consolidated financial statements since the date of acquisition.

         The following unaudited pro forma information for the nine months ended September 30, 2001, assumes each of the acquisitions occurred on January 1, 2000.


                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                               --------------------------------------------------
                                                     2000                             2001
                                               ----------------------      ----------------------
                                                  (SEK IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    Revenues                                            1,198,495                 1,892,907
    Net loss                                             (502,019)               (1,285,394)
    Net loss per share                                    (105.03)                  (260.16)


3.       DISPOSITIONS

         On August 23, 2001, Cegal AS, a subsidiary to Song Networks Holding AB, our parent company, sold its operations including the assets and liabilities to Intellinet ASA, a Scandinavian full service ASP/ISP company for approximately SEK 6.5 million, which was paid in Intellinet shares.

         The impact on unaudited pro forma information for the nine month period ended September 30, 2001 and 2000 respectively, is not material.

4.       SENIOR NOTES

         On January 31, 2001, the Company issued EUR 175,000,000 of 12 3/8% Senior Euro Notes due 2008 (the "Senior Euro Notes"). Interest on the Senior Euro Notes will be payable on February 1 and August 1 of each year, beginning August 1, 2001. The Senior Euro Notes will mature on February 1, 2008. The net proceeds from the offering were approximately SEK 1.5 billion. As required under the registration rights agreement the Company filed an F-4 registration statement with the Securities and Exchange Commission, and the Senior Euro Notes originally issued were exchanged for freely transferable notes in May 2001.

5.       STOCK OPTIONS

         On February 27, 2001, the shareholders of Song Networks Holding approved a stock option plan (the "2001 Option Plan") to employees of the Company's Swedish and non-Swedish subsidiaries. Under the 2001 Option Plan, Song Networks Holding granted 17,000 units, each unit entitling the unit holder to purchase 100 ordinary shares of Song Networks Holding stock at a price of SEK 52 per share. As of September 30, 2001, 3,202 units were subscribed for. Of the 3,202 units subscribed for, Song Networks AB (formerly Tele1 Europe AB), a wholly owned subsidiary of the Company, initially subscribed for 1,700 units and employees subscribed for 1,502 units. Each unit holder paid Song Networks Holding SEK 900 per unit (SEK 9 per share) and loaned Song Networks Holding SEK 10 per unit (SEK 0.1 per share). The units vest in September 2001 and are exercisable from September 2001 through March 2004. The units may be freely transferred or sold at any time after subscription. Song Networks AB has as of September 30, 2001, sold 900 of the 1,700 units initially subscribed for to employees.

6.       LOSS PER SHARE

         The conversion of stock options has not been considered, as the effect would be anti-dilutive.

7.       DERIVATIVES

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") and its amendments Statements 137 and 138, in June 1999 and June 2000, respectively. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of FAS 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of SEK 2,397,000 being recognized as expense in the unaudited consolidated statement of operation.

         The Company uses derivative financial instruments including interest rate swap and foreign exchange forward contracts to protect against exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates (primarily related to the Company's U.S. dollar and Euro denominated Senior Notes). Although, these derivatives are effective as economic hedges of the Company's interest rate and foreign exchange rate exposures, the derivatives do not qualify for hedge accounting under FAS 133. In September all Interest rate swap contracts were terminated. The gain recorded in Other income (expense) was SEK 40,287,000. The change in fair value of the foreign exchange forward contracts of SEK 2,977,000 was recorded as other income for the nine-month period ended September 30, 2001.

         In February 2001, the Company entered into a firm commitment to purchase through its subsidiary, Song Networks Group AB, formerly Tele1 Europe Group AB, a total of 3,500 kilometers of newly-manufactured optical fiber cable from Mercury Corporation for USD 26,600,000. The Company has issued a letter of credit of USD 26,600,000 to hedge fluctuations in the U.S. dollar-Swedish krona exchange rate. Under FAS 133, the letter of credit qualifies as a fair value hedge and, accordingly, the Company has not recognized a gain or loss since changes in the letter of credit perfectly offset changes in the hedged item.

8.       COMPREHENSIVE LOSS

         Comprehensive loss for the nine months ended September 30, 2000 and 2001 is as follows:


                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                             ---------------------------------------
                                                                    2000                 2001
                                                             -------------------    ----------------
                                                                       (SEK IN THOUSANDS)

    Net loss                                                    (553,315)            (1,270,115)
    Unrealized gain (loss) on short-term investments              (2,861)                 3,913
    Translation adjustment                                        41,151                327,120
                                                             -------------------    -----------------
    Comprehensive loss                                          (515,025)              (939,082)
                                                             ===================    =================

9.       SPECIAL CHARGE AND CONTINGENCIES

         General and administrative costs include non-recurring restructuring charges totaling SEK 108,170,000 related to severance costs in Sweden and Norway associated with a plan and excess office space implemented to improve business efficiency and lower costs.

         In connection with the Company's review of operating costs, management has identified certain excess facilities, which are under long-term leases. Management is working with local real estate brokers to minimize costs associated with these facilities. At September 30, 2001 the company has accrued SEK 86 million of exit costs related to these facilities. Management believes based upon current market condition that they will be able to locate suitable subleases for these properties. The maximum remaining liability for the company under these leases totals approximately SEK 365 million.

10.      OPERATIONS BY GEOGRAPHIC AREA

         The Company operates in one business segment, which is providing a broad range of telecommunication services including voice, data, internet, server and web hosting and other value added service to customers. The Company conducts operations in Sweden, Norway, Denmark and Finland and is organized and managed on a geographic basis primarily due to differences in the regulatory and competitive environment and customer base that exist within each country of operation. Management focuses on being the "provider of choice" for broadband telecommunication services to its selected customer base in each of its geographic markets.

         The Company evaluates performance of its geographic operations and allocates resources based on earnings before interest, income taxes, depreciation and amortization (EBITDA) adjusted for the provision for social security fees and compensation expense on employee stock options, foreign exchange gains and losses and other income (expense) ("Adjusted EBITDA").

         Sales and transfers between the Company's geographic operations have not been material for the nine-month periods ended September 30, 2000 and 2001. Finland has after the acquisition of Telia an increased share of the operations.


         Summary financial information for the Company's geographic operations is as follows:

                                                                          THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                            SEPTEMBER 30,              SEPTEMBER 30,
                                                                            2000         2001        2000          2001
                                                                    -----------------------------------------------------
                                                                        (SEK IN THOUSANDS)        (SEK IN THOUSANDS)

     Revenues from external customers:
                  Sweden                                                  129,746      252,536     343,332       678,512
                  Norway                                                   75,665       99,221     143,380       280,526
                  Denmark                                                  59,932      105,369     139,140       309,213
                  Finland                                                  31,109      169,813      60,204       273,354
                                                                    -----------------------------------------------------
     Total consolidated revenues                                          296,452      626,939     686,056     1,541,605
                                                                    =====================================================

     Adjusted EBITDA by geographic operation:
                  Sweden                                                 (43,901)     (51,514)   (125,063)     (153,571)
                  Norway                                                 (13,934)     (57,026)    (39,307)     (165,787)
                  Denmark                                                    (88)     (16,477)    (10,240)      (40,719)
                  Finland                                                (17,667)      (1,759)    (32,166)      (36,901)
                  Corporate/other                                          5,035       (1,983)       (478)       (7,695)
                                                                    -----------------------------------------------------
     Total Adjusted EBITDA                                               (70,555)    (128,759)   (207,254)     (404,673)
     Reconciling items
       Provision for social security fees, compensation expense on
         employee stock options and other income (expense)                (9,361)      (6,863)    (28,082)        15,344
       Foreign exchange gains (losses), net                              (29,026)      (1,192)    (32,727)       (3,412)
       Depreciation and amortization                                     (74,085)    (188,366)   (145,172)     (435,121)
       Interest income (expense), net                                     10,023     (121,505)   (141,638)     (327,816)
       Items effecting comparability - Restructuring charges                   -     (108,170)          -      (108,170)
                                                                    -----------------------------------------------------
     Total reconciling items                                            (102,449)    (426,096)   (347,619)     (859,175)
                                                                    -----------------------------------------------------
     Total loss before income taxes and cumulative effect
         of accounting change                                           (173,004)    (554,855)   (554,873)   (1,263,848)
                                                                    =====================================================



                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                   2000               2001
                                                                -------------------------------
                                                                          (AUDITED)
                                                                       (SEK IN THOUSANDS)
      Total assets:
                  Sweden                                            2,303,439        3,449,609
                  Norway                                            1,494,836        1,943,104
                  Denmark                                             925,018        1,122,639
                  Finland                                             628,102        1,844,823
                  Corporate/other                                   3,069,553        1,955,031
                                                                -------------------------------
                                                                    8,420,948       10,315,206
                                                                ===============================


11.      RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

         Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to amortized over their expected useful lives with no maximum life specified; whereas under prior rules a maximum life of 40 years was required.

         The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001 (i.e., January 1, 2001 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during the transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.

         The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of SEK 173 million (SEK 34.95 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, until known, it remains possible that the adoption of SFAS 142 may result in the recognition of an impairment charge.

         In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" ("SFAS 143") regarding non-temporary removal of long-lived asset from service, whether by sale, abandonment, recycling or other method of disposal.

         Under SFAS 143 qualifying asset retirement obligations resulting from legal obligations associated with retirement are recorded at present fair value when the liability is deemed probable, which for assets acquired subject to existing retirement obligations will entail recognition upon acquisition.

         The fair present value of the retirement obligations are recorded as an increase to long-lived assets, which is subsequently amortized using a systematic and rational allocation method. Under SFAS 143 the retirement obligation is accreted to future value over time, with the increase in obligation being recorded as interest expense.

         SFAS 143 will become effective the first day of fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003, with early application permitted. The transition impact will be recorded as a cumulative change in accounting policy as of the beginning of the fiscal year. Management does not expect that the adoption of SFAS 143 will have a material impact on the of the Company's results of operations or financial position.

         In October 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS
142. Under SFAS 144 the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and that impairment losses are recognized only if the assets carrying value is not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.

         SFAS 144 is effective the first day of fiscal years beginning after December 15, 2001, which for the Company will be January 1, 2002, with early application encouraged. The Company currently accounts for Impairment of its long-lived assets in accordance with SFAS 121, and accordingly, management does not expect that the adoption of SFAS 144 will have a material impact on the of the Company's results of operations or financial position.

12.      SUBSEQUENT EVENTS

         On October 9, 2001, Song Networks and ICL Invia signed a strategic partnership agreement for network services. Song Networks will run ICL Invia's Nordic backbone and access network from the autumn 2002. In the short term this is expected to generate EUR 5 million.

         As of November 5, 2001, Peter Lofgren was appointed Managing Director of Song Networks AB, Song Networks N.V.'s Swedish subsidiary.

         On November 15, 2001, Song Networks Holding AB (the parent company) will hold an Extra General Meeting. The Board of Song Networks Holding AB proposes option programs to employees.

         The Company has put in place a bank facility with Svenska Handelsbanken, with an initial commitment limit and drawn-down potential of SEK 300 million (USD 28 million). The facility is secured by accounts receivables.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes included elsewhere in this quarterly report and with our Annual Report on Form 20-F filed for the fiscal year ended December 31, 2000. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained herein. The factors in the section captioned "Risk Factors" contained in our Annual Report on Form 20-F filed for the fiscal year ended December 31, 2000 provide examples of risks, uncertainties and events that may cause our actual results to differ substantially from the expectations we describe in our forward-looking statements.

OVERVIEW

         We provide a broad range of communications services, including:

            o     voice,

            o     data,

            o     Internet,

            o     server and web hosting, and

            o     value-added services.

         We provide these services primarily to business customers, Internet service providers, resellers and other carriers in Sweden, Norway, Denmark and Finland. We are constructing an integrated pan-Nordic network consisting of local access networks in areas of business concentration which are connected by an intercity fiber network. The majority of our network is scheduled to be completed by the end of 2001.

RECENT DEVELOPMENTS

     o IP-VPN agreement with international consulting company - On July 2, 2001, Song Networks AB, our wholly owned subsidiary in Sweden, entered into a three-year agreement, worth approximately SEK 14 million, with a large international consulting company. Under the agreement, Song Networks AB will serve as an operator for data communications based on IP-VPN, a technology offering high network capacity and security for data transmissions between local networks. Under the contract, Song Networks AB will install approximately 65 IP-VPN ports for the consulting company and supply a 10 Mbps Internet connection to the company's head office in Stockholm. These ports will be located throughout the country.

     o Four-year agreement with Handelsbanken - On August 7, 2001, Song Networks AB announced a four-year agreement with the Norwegian branch of the Swedish Handelsbanken Group to provide communications services. The contract is worth NOK 2.6 million per year, or NOK 10.4 million in total, and may be extended for an additional four years. Handelsbanken has 27 offices in Norway and ranks as one of the country's six largest commercial banks. Song Networks AB will supply services to all of the bank's departments.

     o Sale of Operations of Cegal AS - On August 23, 2001, Our parent company, Song Networks Holding AB ("Song Networks Holding"), sold the operations, including assets and liabilities, of Cegal AS, one of its subsidiaries, to Intellinet ASA, a Scandinavian full service ASP/ISP company, for approximately SEK 6.5 million of Intellinet shares. Cegal AS works with IT structure management and applications and has approximately 30 employees. Under the sale agreement, Song Networks Holding will coordinate marketing efforts with Intellinet to sell Cegal's ASP services to Song Networks' existing customers. Intellinet will in turn use Song Networks as the lead supplier of communications services to its customers.

     o Streamlining of Swedish operations - On August 27, 2001, we announced the implementation of a new program to improve efficiency and lower costs. In order to cut costs to match revenues, we laid off approximately 120 employees, including employees at our Swedish and Norwegian subsidiaries. We believe that with better synergies, lower costs and an increased focus on our core business, we will be better positioned to meet our financial goals.

     o Former Xerox MD appointed MD of Song Networks AS - In September 2001, Ketil Kivedahl, former MD at Xerox AS, assumed the role of MD of Song Networks AS, our wholly owned subsidiary in Norway, replacing Pal Eivind Vegard, who remains on Song Networks AS's board of directors. Mr. Kivedahl brings a wide range of IT experience to our Norwegian management team, having served as MD of Xerox's Norwegian business for the past five years. Prior to that, he was with Tandem Computers AS, Commodore Computers AS and Hewlett-Packard N0rge AS.

     o Launch of business solution for IP telephony - On September 24, 2001, we announced the launch of the first Internet-based telephony and switchboard service over IP on a large scale in the Swedish and Finnish markets. The service, named "Hosted IP PBX," is being aimed initially towards companies with small to medium sized offices. We expect to launch the services in Norway and Denmark in the first half of 2002. Hosted IP PBX contains a virtual switchboard function, voice mail, a web-based user interface and administration tool. To use the service, the customer needs only a single connection for both telephony and data and can use both ordinary analog telephones and IP telephones. The customer's initial investment typically is low, maintenance simpler and internal calls between offices free of charge. We are the first supplier to offer IP-based integrated telephony and switchboard services on a large scale to businesses in the Nordic region.

     o Broadband services framework agreement with Norwegian municipalities - On September 27, 2001, Song Networks AS announced that the Norwegian municipalities of Stavanger, Sandnes and Rogaland entered into a two-year, SEK 40 million agreement to have us supply broadband services, equipment and consultancy services. Nearly 500 public sector buildings in Stavanger, Sandnes and Rogaland are now linked to our broadband network. Song Networks AS was awarded the contract against strong competition, including Telenor.

     o Full consolidation of Sonera and Telia Finland acquisitions - On May 2, 2001, we acquired Sonera's data and telephony operations in Sweden for approximately SEK 200 million, and on June 20, 2001, we acquired Telia Finland Oy, the Finnish arm of the Swedish telecommunications group, for approximately SEK 480 million. This quarter, the operations of both acquisitions have been fully consolidated into our financial accounts, as opposed to only two months for Sonera and nine days for Telia Finland in our second quarter financials, and cumulatively represent approximately 26% of our overall revenues for the third quarter.

OPERATING REVENUES

         Since September 30, 2000, we have reclassified our operating revenues into three categories: (1) direct, (2) wholesale and (3) indirect and other, as opposed to by customer type as we had done previously. We believe that this reclassification enables us to illustrate better the underlying trends in our operating revenues, and our comparative discussion of results of operations for the nine months ended September 30, 2001.

Direct Revenues

         Direct revenues are derived from providing broadband communications services to business customers directly connected to our network through owned fiber, leased lines, DSL or point to point radio. These revenues are based primarily on traffic minutes billed or transmission capacity provided. Direct revenues also include revenues from server hosting customers based primarily on the amount of hosting capacity provided. During the third quarter 2001, direct revenues represented a lower percentage of overall revenues than in the first half of 2001. This minor decrease in percentage is a result of the full consolidation in the third quarter of Telia Finland, which typically derives a greater percentage of its revenues from wholesale and indirect revenues. Going forward, however, we expect that direct revenues will constitute an increasing percentage of our total revenues as new customers are moved onto our network, as customers acquired from Sonera are moved onto our network and off of leased line contracts, and as our server hosting customer base expands.

Wholesale Revenues

         Wholesale revenues are revenues derived from carriers, resellers and Internet service providers. Carrier service revenues consist of amounts payable to us by carriers for using our network to terminate calls in the markets we serve. We also derive wholesale revenues by selling network capacity to resellers who, in turn, use this capacity to provide communications services to residential and smaller business customers. Internet service provider-related revenues are received from the incumbent telecommunications operators when subscribers access their Internet service providers over the incumbent telecommunications operators' local networks, and we complete the connections to the Internet service provider through our network. We pay a part of the revenues we receive from the incumbent telecommunications operators to the Internet service providers, and we account for this payment as a cost of revenue.

         Because carrier and reseller demand for our network capacity can vary widely (based in part on competition among networks to provide network capacity to carriers and resellers and in part on fluctuation in demands by carrier and reseller customers) and because agreements with carriers and resellers tend to be of relatively short duration, wholesale revenues may fluctuate from period to period. Accordingly, from time to time market pricing conditions may limit the amount of capacity we are able to sell to wholesale customers at acceptable margins. During the first nine months of 2001, increased costs for terminating traffic on the network necessitated an increase in our wholesale prices. We expect our wholesale revenues from the sale of excess capacity to continue to increase from quarter to quarter even after our network build-out is complete. As a percentage of our total revenues, however, we expect that wholesale revenues will decrease in the future as direct revenues increase.

Indirect and Other Revenues

         Indirect revenues primarily are derived from business customers and a limited number of residential customers connected to our network indirectly via carrier pre-selection, dial-up or other indirect access methods. Other revenue includes network equipment sales and sales of mobile telephony to customers other than carriers. We believe that over time indirect and other revenues will constitute a decreasing percentage of total revenues.

OPERATING EXPENSES

         Our operating expenses consist primarily of:

         o     cost of revenues,

         o     selling, general and administrative expenses, and

         o     depreciation and amortization.

Cost of Revenues, Excluding Depreciation And Amortization

         Our cost of revenues, excluding depreciation and amortization, are those costs directly attributable to the provision of our communications services. We classify such costs into direct and indirect costs.

       Direct Costs

         Direct costs include amounts payable by us to incumbent telecommunications operators or other carriers for:

         o bringing traffic from a customer's premises to the closest access point on our network, and

         o using their network to terminate calls originating on and/or transported over our network.

         Direct costs related to bringing customer traffic to our network include costs related to both directly- and indirectly-connected customers. Directly-connected customers access our network through dedicated leased lines. We pay a fixed monthly cost for each line leased from the incumbent telecommunications operator or other carrier based on the distance from the customer to our network access point. These rates are negotiated periodically between ourselves and the incumbent telecommunications operators and are determined to some extent by the available capacity of such incumbent telecommunications operator within each market. Indirectly-connected customers connect to our network over existing lines of our competitors, including incumbent telecommunications operators. Origination costs for indirect customers are based on a per minute charge and the volume of minutes. Direct costs of terminating traffic on the networks of incumbent telecommunications operators and other carriers vary based on length of call and destination. As we complete the build-out of our network, we intend to connect directly to as many business customers as economically feasible, reducing these origination charges.

         Additionally, as a result of continuing deregulation, we believe that direct costs will continue to decline as communications carriers construct new transmission facilities, resulting in a more competitive carrier market. However, such market pricing pressures, in addition to reducing our direct costs, could also negatively impact our wholesale revenues, which may offset any incremental benefit we receive from such lower direct costs.

       Indirect Costs

         Indirect costs consist of expenses associated with transporting a call over our network from its point of entry to its point of exit or termination. These costs primarily include:

         o     leased capacity and other rental costs,

         o     network operations costs, and

         o     customer service costs.

         Leased capacity costs are rental payments we pay for leasing capacity or lines of incumbent telecommunications operators, other carriers or public utilities companies. Other rental costs primarily consist of: (1) rental expense for switch sites, points of presence ("POPs") and transmission station sites, and (2) the cost of local government services and utilities, including power, at such sites. Network operations costs include the costs for transmission and switch operating and maintenance costs. Customer service costs include the expense of installing and maintaining equipment at customers' premises.

         As we expand our business, we expect total indirect costs to rise. Over time, however, we expect that some portion of these indirect costs will be eliminated as we replace leased capacity with built or acquired capacity.

Selling, General and Administrative Expenses

         Our selling expenses consist of:

         o     costs relating to our sales and marketing department,

         o     print and broadcast advertising,

         o     telemarketing,

         o     direct mail programs, and

         o     customer literature.

         These costs vary in relation to the development of our customer base and to our sales and marketing initiatives. Our sales and marketing personnel increased with our acquisitions of Telia Finland and Sonera's Swedish operations. These costs are reflected as selling expenses. We do not intend to increase our sales force in the near future, and therefore do not expect our sales expenses to increase substantially.

         Our general and administrative costs include:

         o     payroll,

         o     information technology expenses,

         o     finance costs, and

         o     billing, management and miscellaneous overhead costs.

         For the nine months ended September 30, 2001, these costs also included the following non-recurrent restructuring charges:

         o costs associated with the integration of Telia Finland and Sonera's Swedish operations and the consolidation of both acquisitions into our company,

         o the payment of termination packages to approximately 120 employees in Sweden and Norway who were made redundant, and

         o costs incurred in connection with extra office space that was vacated due to the recent redundancies.

         We normally incur these expenses in advance of anticipated operating revenues. We also incurred substantial general and administrative costs associated with the integration of our newly-acquired businesses, which we expect to decrease as a percentage of total revenues as we currently are not contemplating any further major acquisitions in the near future.

Depreciation and Amortization Expense

         We depreciate our switches and network equipment on a straight-line basis over a three-to-10-year period. We capitalize third party costs related directly to the construction of our network and certain of our own overhead costs related to establishing new facilities or the expansion of other elements of our network. Depreciation of equipment and fixtures that are not directly network-related is charged on a straight-line basis over a three-to-five year period. We depreciate our own fiber on a straight-line basis over either a 20-year period or the period of the lease of the fiber. We plan on continuing to increase the size of our network and related support facilities, and such expansion will increase our depreciation expense in future periods. We amortize goodwill associated with our acquisitions on a straight-line basis over a 10-year period. We expect these expenses to continue to increase in the future, as they did in the third quarter 2001, due to our recent acquisitions of Telia Finland and Sonera's Swedish operations. In addition, in June 2001, the United States Financial Accounting Standards Board issued SFAS 142, a new accounting standard that, when adopted at the beginning of 2002, will effectively suspend our amortization of goodwill.

OTHER INCOME AND EXPENSE

Interest Income (Expense), Net

         We continue to incur interest expense as a result of our payments of scheduled interest on the senior notes we offered in May and December 1999 and January 2001. Our interest expense will be offset only to a limited extent by interest income on our cash balances and short-term investments and interest income from the government securities we purchased, pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes sold in May 1999. Such interest income will not offset our interest expense to any substantial degree.

Foreign Exchange Losses and Gains, Net

         Foreign exchange losses and gains resulting from the settlement of amounts receivable or payable denominated in a currency other than the currency in which the operations are primarily conducted are charged or credited to income. A significant proportion of our revenues and expenses are denominated in Swedish krona; however, as our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses will be denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and Finnish markka. During the third quarter of 2001, the Finnish markka represented, and we believe will continue to represent, an increasing percentage of our total revenues as a result of the Telia acquisition. All the funds we received from our offering of notes in May 1999 were denominated in dollars and euros, and all the funds we received from our offering of notes in December 1999 and January 2001 were denominated in euros. Interest payments on such notes are made either in dollars or in euros. As a result, we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

Other Income (Expense) Net

         We use derivative financial instruments, including interest rate swap and foreign exchange forward contracts to protect against exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates. The change in fair value of any foreign exchange forward contracts is recorded as Other income (expenses). Any gain or loss on sales of other fixed assets and any equity participation in associated companies is also reflected in Other income (expense). Although the derivative financial instruments we use are effective as economic hedges of our interest rate and foreign exchange rate exposures, the derivatives do not qualify for hedge accounting under the recently issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which we adopted on January 1, 2001.

Results of Operations

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

         The following table presents revenue information by revenue category for the three months ended September 30, 2000 and 2001 (in SEK 000's):

                                                         THREE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                     ------------------------
REVENUE CATEGORY                                         2000           2001
----------------                                         ----           ----
Direct.........................................         167,070       256,298
Wholesale......................................         51,203        207,158
Indirect and other.............................         78,179        163,483
Total Consolidated Operating Revenues..........         296,452       626,939


Operating Revenues

         Consolidated operating revenues increased to approximately SEK
626.9 million for the three months ended September 30, 2001 from approximately SEK 296.5 million over the same period in 2000. This increase in consolidated operating revenues primarily resulted from expansion of our network, which increased our customer base and customer traffic. We had approximately 20,505 business customers as of September 30, 2001, compared to 12,383 over the same period in 2000. Our consolidated revenues also increased as a result of the full consolidation of our second quarter acquisitions of Telia Finland and Sonera's Swedish operations, which together contributed SEK 165.0 million in operating revenues during the three months ended September 30, 2001.

         Direct revenues increased to approximately SEK 256.3 million for the three months ended September 30, 2001 (which represented approximately 40.9% of consolidated operating revenues for the period) from approximately SEK 167.1 million over the same period in 2000 (which represented approximately 56.4% of consolidated operating revenues for the period). This increase in direct revenues was mostly attributable to the full consolidation of Telia Finland and Sonera's Swedish operations, as well as to the 147% increase in the number of directly-connected customers. For the three months ended September 30, 2001, the total number of directly-connected customers across our network increased to 5,304 from 2,144 over the same period in 2000. As in the second quarter of this year, our hosting revenues during the three months ended September 30, 2001 were again negatively impacted by the general downturn in the overall Internet market. However, we intend to continue to expand our hosting services beyond the 142 dedicated corporate customers we served as of September 30, 2001. We believe that growth in our direct revenues will come primarily from the addition of corporate customers signing on to our network.

         Wholesale revenues increased to approximately SEK 207.1 million for the three months ended September 30, 2001 (which represented approximately 33.0% of consolidated operating revenues for the period) from approximately SEK 51.2 million over the same period in 2000 (which represented approximately 17.3% of consolidated operating revenues for the period). This increase in wholesale revenues was attributable to the expansion of our network which allowed us to sell some of our excess capacity to resellers and carriers at competitive prices. We increased our prices to end-customers during the three months ended September 30, 2001, to compensate for the increased costs of terminating fixed calls on mobile networks. The increased prices did not have a significant impact on our wholesale revenues during the three months ended September 30, 2001, and we can not anticipate the impact they may have in future quarters.

         Indirect and other revenues increased to approximately SEK 163.5 million for the three months ended September 30, 2001 (which represented approximately 26.1% of consolidated operating revenues for the period) from approximately SEK 78.2 million over the same period in 2000 (which represented approximately 26.4% of consolidated operating revenues for the period). This increase in indirect and other revenues was attributable to the expansion of our network which resulted in an increase in the number of, and traffic generated by, indirectly-connected customers. Network equipment sales also contributed to indirect revenues during the quarter. As a percentage of consolidated operating revenues, indirect and other revenues did not change significantly.

         Total operating revenues in Sweden increased to approximately SEK
252.5 million for the three months ended September 30, 2001, representing 40.3% of our total operating revenue for the period, from approximately SEK
129.7 million over the same period in 2000. We experienced steady growth in revenues from business customers during the three months ended September 30, 2001. We had approximately 6,783 business customers in Sweden as of September 30, 2001, compared to 5,422 as of September 30, 2000. Our operating revenues in Sweden increased also as a result of the full consolidation of Sonera's Swedish operations.

         In Norway, our operating revenues increased to approximately SEK
99.2 million for the three months ended September 30, 2001, representing 15.8% of our total operating revenue for the period, compared to approximately SEK 75.7 million over the same period in 2000. We had approximately 4,916 business customers in Norway as of September 30, 2001, compared to approximately 3,726 for the same period in 2000.

         In Denmark, our operating revenues increased to approximately SEK
105.4 million for the three months ended September 30, 2001, representing 16.8% of our total operating revenue for the period, compared to approximately SEK 59.9 million over the same period in 2000. We had approximately 2,889 business customers in Denmark as of September 30, 2001, compared to 1,794 for the same period in 2000.

         In Finland, our operating revenues increased to SEK 169.8 million for the three months ended September 30, 2001, representing 27.1% of our total operating revenue for the period, compared to SEK 31.1 million for the same period in 2000. We had approximately 5,917 business customers in Finland as of September 30, 2001, compared to 1,441 over the same period in 2000. This 446% increase in revenues resulted primarily from the full consolidation of Telia Finland.

Costs of Revenues, Excluding Depreciation and Amortization

         Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 414.5 million for the three months ended September 30, 2001 from approximately SEK 186.6 million over the same period in 2000. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection CHARGES. We also have experienced a reduction in interconnection costs due to our build-out of additional points of presence.

         Direct costs increased to approximately SEK 267.1 million for the three months ended September 30, 2001 from approximately SEK 112.0 million over the same period in 2000. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base, greater usage by carriers and resellers, and increased interconnection costs. Direct costs as a percentage of consolidated operating revenues were 42.6% for the three months ended September 30, 2001, compared to 37.8% for the same period in 2000. The percentage increase is attributable primarily to higher termination costs resulting from higher network volume and costs for terminating fixed calls on mobile networks.

         Indirect costs increased to approximately SEK 147.4 million for the three months ended September 30, 2001 from approximately SEK 74.6 million over the same period in 2000. This was primarily a result of higher customer installation costs and costs for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs increased slightly from 23.5% for the three months ended September 30, 2000 to 25.2% for the same period in 2001.

Selling, general and administrative expenses

         Including non-recurring restructuring costs, selling, general and administrative expenses increased to approximately SEK 447.5 million for the three months ended September 30, 2001, from approximately SEK 170.7 million over the same period in 2000.

         Non-recurring restructuring charges during the three months ended September 30, 2001 totaled SEK 108.2 million. These charges resulted from costs incurred in connection with newly-vacant office space and from the payment of termination packages to approximately 120 employees in Sweden and Norway who were made redundant so that we could streamline our operations and maximize synergies from recent acquisitions. Despite recent layoffs, our overall employee base increased from 839 employees as of September 30, 2000 to 1,152 as of September 30, 2001, representing a 37.3% increase. Consequently, our payroll expenses have risen to approximately SEK 123.7 million for the three months ended September 30, 2001 from approximately SEK 69.5 million over the same period in 2000.

Depreciation and Amortization

         Depreciation and amortization increased to approximately SEK 188.4 million for the three months ended September 30, 2001 from approximately SEK 74.1 million over the same period in 2000. The majority of this increase resulted from the build-out of our intercity network and from our acquisitions of Telia Finland and Sonera's Swedish operations. The depreciation of the newly acquired network assets of Telia Finland also have contributed to the increase. Depreciation during the three months ended September 30, 2001 totaled SEK 145.2 million. Amortization for the three months ended September 30, 2001 was approximately SEK 43.2 million for the three months ended September 30, 2001, including approximately SEK
9.9 million representing the amortization of goodwill of Telia Finland and Sonera's Swedish operations. As discussed above, and in Note 11 to the condensed consolidated financial statements, amortization of this goodwill will be suspended going forward, beginning in January 2002.

Interest Income (Expense), Net

         Net interest expense increased to approximately SEK 121.5 million for the three months ended September 30, 2001 from SEK 0 over the same period in 2000. The increase resulted principally from the issuance of our notes in January 2001. Interest expense is minimally offset by interest income from our cash balances and the purchase of government securities as well as government securities that we pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes issued in May 1999.

Other Income (Expense), Net

         We recorded net other expense of approximately SEK 8.7 million for the three months ended September 30, 2001, compared to net other expense of approximately SEK 9.0 million over the same period in 2000. The decrease in net other expense resulted primarily from the loss on a sale of other fixed assets of SEK 25.9 million. The decrease was also due to the change in fair value of the foreign exchange forward contracts of SEK 19.0 million as an expense. The most significant change in the foreign exchange forward contracts resulted from the fact that we terminated all of our interest rate swap contracts in September of this year. The expense was offset by the income effect of the closing of an interest rate swap agreement on September 20, 2001 that generated SEK 40.3 million. As discussed above, and in Note 7 to the condensed consolidated financial statements, our foreign exchange forward contracts do not qualify for hedge accounting under SFAS 133.

Foreign Exchange Gains (Losses), Net

         We recorded a net foreign exchange loss of approximately SEK 1.2 million for the three months ended September 30, 2001, compared to a net foreign exchange loss of approximately SEK 29.0 million over the same period in 2000. The decrease in net foreign exchange loss resulted principally from fluctuations in the currencies of the U.S. dollar, the euro and other Nordic currencies relative to the Swedish kronor. We have entered into foreign exchange forward contracts to protect against fluctuations in foreign exchange rates relating principally to our U.S. dollar and euro denominated notes. Any foreign exchange gain or loss on our U.S. dollar and euro denominated notes is principally offset by an unrealized gain or loss on our foreign exchange forward contracts. Any difference is recorded in other income (expense).

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

         The following table presents revenue information by revenue category for the nine months ended September 30, 2000 and 2001 (in SEK 000's):

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     --------------------------
REVENUE CATEGORY                                        2000           2001
----------------                                        ----           ----
Direct.........................................        319,016       636,674
Wholesale......................................        168,084       533,020
Indirect and other.............................        198,956       371,911
Total Consolidated Operating Revenues..........        686,056      1,541,605


Operating Revenues

         Consolidated operating revenues increased to approximately SEK 1,541.6 million for the nine months ended September 30, 2001 from approximately SEK 686.1 million over the same period in 2000. This increase in consolidated operating revenues primarily resulted from expansion of our network, which increased our customer base and customer traffic. Our business customer base increased 65.6% to 20,505 as of September 30, 2001 compared to 12,383 business customers at September 30, 2000. Our consolidated revenues also increased as result of the full consolidation of our second quarter acquisitions of Telia Finland and Sonera's Swedish operations, which together contributed SEK 211.7 million in operating revenues during the nine months ended September 30, 2001, representing approximately 14% of our revenue for the nine-month period.

         Direct revenues increased to approximately SEK 636.7 million for the nine months ended September 30, 2001 (which represented approximately 41.3% of consolidated operating revenues for the period) from approximately SEK 319.0 million over the same period in 2000 (which represented approximately 46.5% of consolidated operating revenues for the period). This increase in direct revenues was mostly attributable to the full consolidation of Telia Finland and Sonera's Swedish operations, as well as to the 147% increase in the number of directly-connected customers. For the nine months ended September 30, 2001, the total number of directly-connected customers across our network increased to 5,304 from 2,144 over the same period in 2000. Our direct revenues during the first nine months of 2001 were negatively impacted by the general downturn in the overall Internet market, however, we intend to continue to expand our hosting services beyond the 142 dedicated corporate customers we served as of September 30, 2001. We believe that growth in our direct revenues will result primarily from the addition of corporate customers signing on to our network.

         Wholesale revenues increased to approximately SEK 533.0 million for the nine months ended September 30, 2001 (which represented approximately 34.6% of consolidated operating revenues for the period) from approximately SEK 168.1 million over the same period in 2000 (which represented approximately 24.5% of consolidated operating revenues for the period). This increase in wholesale revenues was attributable to the expansion of our network, which allowed us to sell some of our excess capacity to resellers and carriers at competitive prices. We increased our prices to end-customers during the nine months ended September 30, 2001, to compensate for the increased costs of terminating fixed calls on mobile networks. The increased prices did not have a significant impact on our wholesale revenues during the nine months ended September 30, 2001, and we can not anticipate the impact they may have in the future.

         Indirect and other revenues increased to approximately SEK 371.9 million for the nine months ended September 30, 2001 (which represented approximately 24.1% of consolidated operating revenues for the period) from approximately SEK 199.0 million over the same period in 2000 (which represented approximately 29.0% of consolidated operating revenues for the period). This increase in indirect and other revenues was attributable to the expansion of our network which resulted in an increase in the number of, and traffic generated by, indirectly-connected customers. Network equipment sales also contributed to indirect revenues during the nine months ended September 30, 2001. As a percentage of consolidated operating revenues, indirect and other revenues did not change significantly.

         Total operating revenues in Sweden increased to approximately SEK
678.5 million for the nine months ended September 30, 2001, from approximately 343.3 million over the same period in 2000, and represent 44.0% of our consolidated operating revenues for the nine months ended September 30, 2001. We experienced steady growth in revenues from business customers during the nine months ended September 30, 2001. We had approximately 6,783 business customers in Sweden as of September 30, 2001, compared to 5,422 over the same period in 2000. Our operating revenues in Sweden increased also as a result of the full consolidation of Sonera.

         In Norway, our operating revenues increased to approximately SEK
280.5 million for the nine months ended September 30, 2001, compared to approximately SEK 143.3 million over the same period in 2000, and represent 18.2% of our consolidated operating revenues for the nine months ended September 30, 2001. We had approximately 4,916 business customers in Norway as of September 30, 2001, compared to approximately 3,726 for the same period in 2000.

         In Denmark, our operating revenues increased to approximately SEK
309.2 million for the nine months ended September 30, 2001, compared to approximately SEK 139.1 million over the same period in 2000, and represent 20.1% of our consolidated operating revenues for the nine months ended September 30, 2001. We had approximately 2,889 business customers in Denmark as of September 30, 2001, compared to 1,794 for the same period in 2000.

         In Finland, our operating revenues increased to SEK 273.4 million for the nine months ended September 30, 2001, compared to SEK 60.2 million for the same period in 2000, and represents 17.7% of our consolidated operating revenues for the nine months ended September 30, 2001. We had approximately 5,917 business customers in Finland as of September 30, 2001, compared to 1,441 over the same period in 2000. This 354% increase in revenues resulted from our strong growth in Finland since September 30, 2000, as well as from the full consolidation of our Telia Finland acquisition.

Costs of Revenues, Excluding Depreciation and Amortization

         Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 1,032.7 million for the nine months ended September 30, 2001 from approximately SEK 443.3 million over the same period in 2000. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges.

         Direct costs increased to approximately SEK 676.8 million for the nine months ended September 30, 2001 from approximately SEK 266.0 million over the same period in 2000. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base, greater usage by carriers and resellers, and increased interconnection costs. Direct costs as a percentage of consolidated operating revenues were 43.9% for the nine months ended September 30, 2001, compared to 38.8% for the same period in 2000. The percentage increase is attributable primarily to higher termination costs resulting from higher network volume and costs for terminating fixed calls on mobile networks.

         Indirect costs increased to approximately SEK 355.9 million for the nine months ended September 30, 2001 from approximately SEK 177.3 million over the same period in 2000. This was primarily a result of higher customer installation costs and cost for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs increased slightly from 23.1% for the nine months ended September 30, 2000 to 25.8% for the same period in 2001.

Selling, general and administrative expenses

         Including non-recurring costs, selling, general and administrative expenses increased to approximately SEK 1,020.0 million for the nine months ended September 30, 2001, from approximately SEK 457.6 million over the same period in 2000.

         Non-recurring restructuring charges during the nine months ended September 30, 2001 totaled SEK 108.2 million. These charges resulted from costs incurred in connection with newly-vacant office space and from of vacant office space and from the payment of termination packages to approximately 120 employees in Sweden and Norway who were made redundant so that we could streamline our operations and maximize synergies from recent acquisitions. Despite recent layoffs, our overall employee base increased from 839 employees as of September 30, 2000 to 1,152 employees as of September 30, 2001, representing a 37.3% increase. Consequently, our payroll expenses have risen to approximately SEK 363.5 million for the nine months ended September 30, 2001 from approximately SEK 208.4 million over the same period in 2000.

Depreciation and Amortization

         Depreciation and amortization increased to approximately SEK 435.1 million for the nine months ended September 30, 2001 from approximately SEK
145.2 million over the same period in 2000. The majority of this increase resulted from the build-out of our intercity network and from our acquisitions of Telia Finland and Sonera's Swedish operations. As each portion of our network is completed, that portion immediately begins depreciating. As our network build-out nears completion, depreciation will continue to increase. The depreciation of the newly acquired network assets of Telia Finland also have contributed to the increase. Depreciation during the nine months ended September 30, 2001 totaled SEK 329.1 million. Amortization for the nine months ended September 30, 2001 was approximately SEK 106.0 million for the nine months ended September 30, 2001, including approximately SEK 12.1 million representing the amortization of goodwill of our recent acquisitions. As discussed above, and in Note 11 to the condensed consolidated financial statements, amortization of this goodwill will be suspended in 2002 and going forward.

Interest Income (Expense), Net

         Net interest expense increased to approximately SEK 327.8 million for the nine months ended September 30, 2001 from approximately SEK 151.7 million over the same period in 2000. The increase resulted principally from the issuance of our notes in January 2001. Interest expense is minimally offset by interest income from our cash balances and the purchase of government securities as well as government securities that we pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes issued in May 1999.

Other Income (Expense), Net

         We recorded net other income of approximately SEK 13.5 million for the nine months ended September 30, 2001, compared to net other expense of approximately SEK 10.5 million over the same period in 2000. The decrease in net other expense resulted primarily from the loss on a sale of other fixed assets of SEK 19.3 million. The decrease also was due to the change in fair value of the foreign exchange forward contracts of SEK 3.0 million. The most significant change in the foreign exchange forward contracts resulted from the fact that we terminated all of our interest rate swap contracts in September of this year. The expense was offset by the income effect of the closing of an interest rate swap agreement on September 20, 2001 that generated SEK 40.3 million. As discussed above, and in Note 7 to the condensed consolidated financial statements, our foreign exchange forward contracts do not qualify for hedge accounting under SFAS 133.

Foreign Exchange Gains (Losses), Net

         We recorded a net foreign exchange loss of approximately SEK 3.4 million for the nine months ended September 30, 2001, compared to a net foreign exchange loss of approximately SEK 32.7 million over the same period in 2000. The decrease in net foreign exchange loss resulted principally from more efficient hedging of our currency exposure and fluctuations in the currencies of the U.S. dollar, the euro and other Nordic currencies relative to the Swedish kronor.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         The following table presents revenue information by revenue category for the years ended December 31, 1999 and 2000 (in SEK 000's):

                                                            YEAR ENDED
                                                            DECEMBER 31,
                                                       ----------------------
REVENUE CATEGORY                                         1999           2000
----------------                                         ----           ----
Direct.........................................        46,474         474,379
Wholesale......................................        92,949         287,236
Indirect or other..............................        92,953         285,755
Total Consolidated Operating Revenues..........       232,376       1,047,370

Operating Revenues

         Consolidated operating revenues increased to approximately SEK 1,047.4 million for the year ended December 31, 2000 from approximately SEK
232.4 million over the same period in 1999. This increase in consolidated operating revenues primarily resulted from expansion of our network, which increased our customer base and customer traffic. We had approximately 12,980 business customers as of December 31, 2000, compared to 7,466 over the same period in 1999. A total of 2,332 million billable minutes were carried over our network during the year ended December 31, 2000, compared to 859 million over the same period in 1999. In addition, the increase in consolidated operating revenues also reflects our acquisitions of Global One's customer base, WinEasy AB (acquired in December 1999), the seven Finnish companies, ElTele Rogaland AS and Explore IT AS, each of which we began consolidating as of the date of acquisition.

         Direct revenues increased to approximately SEK 474.4 million for the year ended December 31, 2000 (which represented approximately 45% of consolidated operating revenues for the year) from approximately SEK 46.5 million over the same period in 1999 (which represented approximately 20% of consolidated operating revenues for the year). This increase in direct revenues was primarily attributable to the expansion of our network and an increase in directly-connected customer traffic. For the year ended December 31, 2000, the total number of directly-connected customers across our network increased to 2,458 from 986 for the same period in 1999. In addition, the increase in direct revenues was attributable to the introduction of our hosting and other broadband services during 2000, which we were able to offer to our customers after the acquisition of WinEasy AB.

         Wholesale revenues increased to approximately SEK 287.2 million for the year ended December 31, 2000 (which represented approximately 27% of consolidated operating revenues for the year) from approximately SEK
92.9 million over the same period in 1999 (which represented approximately 40% of consolidated operating revenues for the year). This increase in wholesale revenues was attributable to the expansion of our network which allowed us to sell some of our excess capacity to resellers and carriers at competitive prices.

         Indirect and other revenues increased to approximately SEK 285.8 million for the year ended December 31, 2000 (which represented approximately 27% of consolidated operating revenues for the year) from approximately SEK 93.0 million over the same period in 1999 (which represented approximately 40% of consolidated operating revenues for the year). This increase in indirect and other revenues was attributable to the expansion of our network which resulted in an increase in the number of and traffic generated by indirectly-connected customers.

         Total operating revenues in Sweden increased to approximately SEK
518.2 million for the year ended December 31, 2000 from approximately SEK
131.8 million over the same period in 1999. We had approximately 4,744 business customers in Sweden as of December 31, 2000, compared to 3,683 over the same period in 1999. The increase in our customer base and customer traffic resulted in a total of 1,470 million billable minutes carried over our network during the year ended December 31, 2000, compared to 697 million over the same period in 1999. In addition, our acquisition of WinEasy AB and GlobalOne's customer base contributed approximately SEK 223 million of revenues for the year ended December 31, 2000.


         In Denmark, we had operating revenues of approximately SEK 226.5 million for the year ended December 31, 2000, compared to approximately SEK
38.7 million over the same period in 1999. We had approximately 2,109 business customers in Denmark as of December 31, 2000, compared to 784 for the same period in 1999. We carried 308 million billable minutes in Denmark during the year ended December 31, 2000, compared to 31 million over the same period in 1999.

         In Norway, we had operating revenues of approximately SEK 204.6 million for the year ended December 31, 2000, compared to approximately SEK
49.3 million over the same period in 1999. We had approximately 4,616 business customers in Norway as of December 31, 2000, compared to 1,657 for the same period in 1999. We carried over 504 million billable minutes in Norway during the year ended December 31, 1999, compared to 128 million over the same period in 1999. In addition, our acquisition of ElTele Rogaland AS and Explore IT AS contributed approximately SEK 44 million of revenues for the year ended December 31, 2000.

         In Finland, where we began our operations as a result of our acquisition of Clinet Oy in October 1999, we had operating revenues of SEK
98.0 million for the year ended December 31, 2000, compared to SEK 12.6 million in the period from October 1999 through December 31, 1999. We had approximately 1,511 business customers in Finland as of December 31, 2000, compared to 1,342 in the period from October 1999 through December 31, 1999. We carried 51 million billable minutes in Finland during the year ended December 31, 2000, compared to 3 million in the period from October 1999 through December 31, 1999. In addition, our acquisition of the seven Finnish companies during 2000 contributed approximately SEK 61 million of revenues.

Cost of Revenues, Excluding Depreciation and Amortization

         Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 668.4 million for the year ended December 31, 2000 from approximately SEK 177.3 million over the same period in 1999. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges.

         Direct costs increased to approximately SEK 447.9 million for the year ended December 31, 2000 from approximately SEK 121.5 million over the same period in 1999. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base and customer traffic. Direct costs as a percentage of consolidated operating revenues were 43% for the year ended December 31, 2000, compared to 52% for the same period in 1999. The decrease is primarily attributable to the expansion of our network resulting in the increase in our base of directly-connected customers and the decrease in interconnection fees.

         Indirect costs increased to approximately SEK 220.6 million for the year ended December 31, 2000 from approximately SEK 55.8 million over the same period in 1999. This increase resulted primarily from increased costs associated with indirectly-connected customers accessing our services through leased lines as well as increased cost for network operations.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased to approximately SEK 710.6 million for the year ended December 31, 2000 from approximately SEK 285.9 million over the same period in 1999. As a result of the increase in the number of our employees, particularly our internal sales force, which increased to 195 as of December 31, 2000 from 74 as of December 31, 1999, our payroll expenses rose to approximately SEK 277.9 million as of December 31, 2000 from approximately SEK 104.8 million for the same period in 1999.

Depreciation and Amortization

         Depreciation and amortization increased to approximately SEK 237.5 million for the year ended December 31, 2000 from approximately SEK 33.9 million over the same period in 1999. The majority of this increase resulted from the build-out of our intercity network. Amortization associated with our acquisitions in 1999 and 2000 was approximately SEK
77.9 million for the year ended December 31, 2000.

Interest Income (Expense), Net

         Net interest expense increased to approximately SEK 204.1 million for the year ended December 31, 2000 from approximately SEK 125.4 million over the same period in 1999. The increase resulted substantially from higher interest expense payable on our notes due 2009 issued in May and December 1999, which is reflected as an expense on our financial statements. Interest expense is only partially offset by interest income from the government securities we purchased, pledged and transferred to the collateral agents to secure payment of the first six scheduled interest payments on the notes issued in May 1999.

Foreign Exchange Gains (Losses)

         We recorded a net foreign exchange loss of approximately SEK 36.4 million for the year ended December 31, 2000, compared to a net foreign exchange loss of approximately SEK 5.9 million over the same period in 1999. The 2000 net foreign exchange loss resulted principally from a loss on our euro and dollar denominated notes offset by an unrealized gain on our government securities and forward exchange contracts.

LIQUIDITY AND CAPITAL RESOURCES

         We have incurred significant operating losses and negative cash flows as a result of the expansion of our operations and capital expenditures related to the continued build-out of our network. We believe that we will continue to incur losses and negative cash flows. However, as our network build-out nears completion, we expect our cash outflow to decrease.

         Since we were founded, we have financed our operations through operating cash flows, equity contributions and long-term debt financing.

         In May 1999, we completed an offering consisting of:

         o 150,000 dollar units, consisting of $150 million of 13.0% senior dollar notes due 2009 and dollar warrants to purchase 40,403 of our ordinary shares and

         o 100,000 euro units, consisting of EUR 100 million 13.0% senior euro notes due 2009 and euro warrants to purchase 28,740 of our ordinary shares.

         In December 1999, we completed an offering of EUR 150 million 11 7/8% senior notes due 2009.

         In March 2000, our parent company, Song Networks Holding, completed its initial public offering raising approximately $519 million in net proceeds. In connection with Song Networks Holding's initial public offering, we elected to cancel the dollar warrants and the euro warrants issued by us as part of our units offering in May 1999. Therefore, in accordance with a formula set forth in the warrant agreements, we issued to Song Networks Holding 390,845 shares with a nominal value of EUR 0.01 per share for cash consideration of EUR 3,908, and Song Networks Holding issued to the warrant holders 4,521,159 ordinary shares as consideration for the cancellation of the dollar warrants and the euro warrants.

         During 2000, Song Networks Holding loaned us a total of SEK 4.4 billion which principally represented the net proceeds from the public offering. In order to enable us to be in compliance with the provisions of the indentures governing our outstanding notes, on December 13, 2000, Song Networks Holding converted its loan to us into a capital contribution.

         In January 2001, we completed an offering of EUR 175 million 12 3/8% senior notes due 2008.

         In November 2001, we put in place a bank facility with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million. The facility is secured by accounts receivables.

         Net cash provided by financing activities used to fund net cash outflow from operating and investing activities was SEK 2.0 billion for the nine months ended September 30, 2001, compared to net cash from such activities of SEK 4.3 billion over the same period in 2000. Net cash provided by financing activities for the nine months ended September 30, 2001 principally resulted from the net proceeds of our offering of notes in January 2001, while net cash provided by financing activities for the nine months ended September 30, 2000 principally resulted from Song Networks Holding's contribution to us of the proceeds from its initial public offering.

         Net cash used in investing and operating activities was SEK 2.4 billion during the nine months ended September 30, 2001, compared to SEK
4.9 billion over the same period in 2000. We have used the majority of this cash during 2001 for investments in our network and other tangible assets and for the acquisition of businesses. On May 2, 2001, we acquired Sonera's data and telephony operations in Sweden for approximately SEK 200 million in cash, and on June 20, 2001, we acquired Telia Finland for SEK 480 million, approximately 70% of which was paid in cash and approximately 30% was paid in shares of Song Networks Holding. Despite our acquisition-related cash expenditures during the nine months ended September 30, 2001, our net cash used in investing and operating activities decreased significantly due to a decrease in net investments in government securities.

         We made total capital expenditures, on a consolidated basis, of SEK 2.1 billion during the nine months ended September 30, 2001, compared to SEK 0.9 billion over the same period in 2000. The expenditures in the first nine months of 2001 related primarily to the continued expansion, development and construction of our fiber network, the build-out of which is almost complete, the acquisition and installation of additional switches and POPs, the continued build-out of DSL co-locations and the expansion of our operating support systems. A portion of our capital expenditures for the nine months ended September 30, 2001 was customer-demand driven expenditures, including costs of installing new customers onto our network. As the build-out of our network nears completion, we expect such customer driven expenditures to represent an increasing part of our capital expenditures and the expenses related to the construction of our overall network to decrease.

         We believe that capital expenditures will continue to increase through the end of 2001, and we expect capital expenditures to total approximately SEK 2.8 billion for the year ending December 31, 2001. Although we expect expenditures directly related to our network build-out to decline, we expect our overall capital expenditures to remain significant for 2001.

         Our actual capital expenditures will depend on many factors, including:

         o     the success of our business,

         o the rate at which we build our own network and develop new networks,

         o     the types of services we offer,

         o demand for customer-driven services, including upgrading our service offerings,

         o     staffing levels, and

         o     customer growth.

         Many factors that will affect our capital expenditures are not within our control, including regulatory developments, capital costs and competitive conditions within the Nordic communications market.

         We currently maintain significant cash balances and interest-bearing investments that can be liquidated quickly. As of September 30, 2001, we had approximately SEK 1.8 billion in cash and short-term investments. In addition, we had approximately SEK 0.4 billion in restricted current assets that included, among other things, the government securities we purchased, pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes sold in May 1999 and funds dedicated to the payment of the purchase price on fiber we acquired during the first quarter of 2001.

         We believe that our current business plan is well funded; however, we are uncertain how the recent adverse changes in the global economic environment will affect our funding position. To reduce our exposure to any potential funding gaps, we have preliminary secured a credit line of up to SEK 300 million, which we may draw upon as needed to enable us to execute our business operations and complete our network build-out as planned. We believe that, if needed, additional sources of funding, including vendor financing and credit facilities will be available to us.

FOREIGN CURRENCY

         A significant portion of our revenues and expenses are denominated in Swedish kronor. As our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses are denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and Finnish markka. In particular, the Finnish markka is representing an increasing percentage of our total revenues as a result of the Telia acquisition. All the funds available from our offering of notes in May 1999 were denominated in dollars and euros and all the funds available from our offering of notes in December 1999 and January 2001 were denominated in euros. Interest payments on such notes are made either in dollars or euros. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

SEASONALITY

         The level of our revenue in any given month is influenced by the number of business days in the month. In addition, we historically experience reduced levels of revenue in the months of July, August, December and January, because these months are traditional holiday periods in the Nordic countries.

INFLATION

         We do not believe that inflation has had a material effect on our results of operations and financial condition for any of the periods discussed.

INTRODUCTION OF THE EURO

         Under the provisions of the 1992 Treaty on European Union, on January 1, 1999, a new single European currency, the "euro," replaced the local currencies in 11 of the 15 member states of the European Union. On January 1, 1999, the participating members of the European Union established fixed conversion rates between their then existing sovereign currencies and the euro. During an interim period between January 1, 1999 and January 1, 2002, public and private parties may use either the euro or the respective local currency on a "no compulsion, no prohibition" basis. Beginning January 1, 2002, the participating members must issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating members will withdraw all bills and coins denominated in the respective local currency, so that the local currencies will no longer be legal tender for any transaction, making the conversion to the euro complete.

         The introduction of the euro has not had a material effect on our operations, and we do not expect that the conversion to the euro will have such an effect on our operations. Because we operate in several different countries, we designed our billing system to accommodate invoicing in multiple currencies. Moreover, none of the markets in which we currently operate, other than Finland, has adopted the euro. Although Sweden and Denmark are members of the European Union, they have elected not to replace their local currencies with the euro. Norway currently is not a member of the European Union. As a result, notwithstanding the introduction of the euro on January 1, 1999, we continue to invoice and receive payment from our customers in the respective local currencies of these countries.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our primary market risk arises from foreign currency exchange rate fluctuations and interest rate fluctuations.

         Our principal foreign exchange rate risk arises from our obligations under our outstanding dollar and euro denominated notes. We have entered into forward exchange contracts in order to reduce our exposure to such foreign currency exchange rate fluctuations.

         A significant portion of our revenues and expenses are denominated in Swedish kronor. As our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses are denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and Finnish markka. In particular, the Finnish markka is representing an increasing percentage of our total revenues as a result of the Telia acquisition. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

         The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and foreign currency denominated debt obligations. For foreign currency denominated debt obligations, the tables present principal cash flows, related weighted-average interest rates by expected maturity dates and applicable average forward foreign currency exchange rates. For foreign currency forward exchange contracts, the tables present the notional amounts and weighted-average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.


                                     BALANCE SHEET EXPOSURES
                        OPERATIONS WITH SWEDISH KRONA FUNCTIONAL CURRENCY
                        Principal (Notional) Amount by Expected Maturity
              Average Forward Foreign Currency Exchange Rate (SEK/Foreign Currency)


                                                                                              Fair Value
(SEK in millions)               2001     2002    2003     2004    2005     Thereafter Total   September 30, 2001
                                ----     ----    ----     ----    ----     ---------- ------  ------------------

Long-Term Debt Denominated In Foreign Currencies

United States Dollars
   Fixed Rate...............    -        -       -        -       -        1,603      1,603   305
   Avg. Interest Rate.......    13.0%    13.0%   13.0%    13.0%   13.0%    13.0%
   Avg. Forward Foreign
     Currency Exchange
     Rate...................                                               10.854
Euros
   Fixed Rate...............    -        -       -        -       -        4,133      4,133   627
   Avg. Interest Rate.......    12.3%    12.3%   12.3%    12.3%   12.3%    12.3%

   Avg. Forward Foreign
     Currency Rate..........                                               9.795

Forward Contracts Related to Long-term Debt to Purchase Foreign Currencies for SEK

United States Dollars
   Notional Amount..........                     1,423                                1,423   1,445
   Avg. Contract Rate.......                     10.639
Euros
   Notional Amount..........                     4,015                                4,015   4,044
   Avg. Contract Rate.......                     9.873

         We also are exposed to fluctuations in foreign currency exchange rates on certain of our restricted assets. Our restricted assets include investments in U.S. and European government securities which must be used for the payment of the first six scheduled interest payments on our dollar and euro denominated notes issued in May 1999. At September 30, 2001, these restricted assets represent SEK 206 million dollar denominated government securities and SEK 129 million euro denominated government securities. We are at risk for the impact of the translation of these dollar and euro amounts into Swedish kronor, the currency in which we report our consolidated results. Because interest on those notes is repayable in dollars and euro, there is not cash flow risk to us.

         Our principal interest rate risk arises from our obligations under our outstanding dollar and euro denominated notes. We have historically entered into interest rate swap agreements to convert a portion of the dollar and euro denominated notes from a fixed rate obligation to a floating rate obligation. In September all Interest rate swap contracts were terminated. The gain recorded in Other income (expense) was SEK 40,287,000.

         The following table provides information about our other financial instruments that are sensitive to interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity date.

                                                                                              Fair Value
(SEK in millions)               2001     2002    2003     2004    2005     Thereafter Total   September 30, 2001
                                ----     ----    ----     ----    ----     ---------- ------  ------------------

Liabilities

Long-term Debts
   Fixed Rate...............    -        -       -        -       -        5,736      5,736   932
   Avg. Interest Rate.......    12.5%    12.5%   12.5%    12.5%   12.5%    12.5%


                        PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         There are no material, pending legal proceedings to which we or any of our subsidiaries or affiliates is a party or to which any of our or their property is subject which, if adversely decided, would have a material adverse effect on us, together with our consolidated subsidiaries, taken as a whole.


ITEM 2.  CHANGES IN SECURITIES

         None.


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

         None.


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.


ITEM 5. OTHER INFORMATION

         None.


ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

            (A) EXHIBITS


EXHIBIT NO.       DESCRIPTION

1*                         Deed of Incorporation and Articles of Association of Tele1 Europe
                  N.V. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form
                  F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.1*                       Euro Indenture, dated as of January 31, 2001, between Tele1 Europe
                  N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to the
                  Registrant's Registration Statement on Form F-4 (Registration No. 333-13266)
                  filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.2*              Form of 12 3/8% Senior Notes due 2008 (included as part of Exhibit 2.1)


2.3*                       Registration Rights Agreement, dated as of January 31, 2001, among
                  Tele1 Europe N.V., Goldman Sachs International and Lehman Brothers
                  International (Europe) (filed as Exhibit 4.3 to the Registrant's Registration
                  Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.4*                       Euro Indenture, dated as of December 14, 1999, between Tele1 Europe
                  N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to the
                  Registrant's Registration Statement on Form F-4 (Registration No. 333-11626)
                  filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.5*              Form of 11 7/8% Senior Notes due 2009 (included as part of Exhibit 2.4)

2.6*                       Registration Rights Agreement, dated as of December 14, 1999, among
                  Tele1 Europe N.V., Lehman Brothers International (Europe) and Goldman Sachs
                  International (filed as Exhibit 4.3 to the Registrant's Registration
                  Statement on Form F-4 (Registration No. 333-11626) filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.7*                       Dollar Warrant Agreement, dated May 18, 1999 between Tele1 Europe
                  B.V. and United States Trust Company of New York (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-4 (Registration No.
                  333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.8*                       Euro Warrant Agreement, dated May 18, 1999, between Tele1 Europe
                  B.V. and United States Trust Company of New York (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form F-4 (Registration No.
                  333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.9*                       Dollar Indenture, dated May 18, 1999 between Tele1 Europe B.V. and
                  United States Trust Company of New York (filed as Exhibit 4.1 to the
                  Registrant's Registration Statement on Form F-4 (Registration No. 333-10626)
                  filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.10*             Form of 13% Senior Dollar Notes due 2009 (included as part of Exhibit 2.9)

2.11*                      Euro Indenture, dated May 18, 1999, between Tele1 Europe B.V. and
                  United States Trust Company of New York (filed as Exhibit 4.3 to the
                  Registrant's Registration Statement on Form F-4 (Registration No. 333-10626)
                  filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.12*             Form of 13% Senior Euro Notes due 2009 (included as part of Exhibit 2.11)

2.13*                      Registration Rights Agreement dated as of May 18, 1999 among Tele1
                  Europe B.V., Lehman Brothers International (Europe) and Morgan Stanley & Co.
                  International Limited (filed as Exhibit 4.5 to the Registrant's Registration
                  Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999 and incorporated herein by reference)

3.1*                       Investment Agreement, dated February 9, 1999, among Providence
                  Equity Partners L.P, Providence Equity Partners II, L.P., De Facto AS, Fritas
                  AS, Fjellbakke AS, Kunskapskontoret AB, Tommy Ekstrom, Ivar
                  Stromberg, and Tele1 Europe AB

4.1*                       Share Purchase Agreement by and between Mika Virta, Joachim Paganus,
                  Petteri Helin, Marko Grahn, Emilia A ari, Sari Heiska, Ann-Christine Bang,
                  Tomi Juutilainen, Sarianne Laihinen, Vesa Rautio and Tele1 Europe in
                  Finland Oy, dated as of May 28, 1999

4.2*                       Share Sale and Purchase Agreement between Tele1 Europe Group AB and the Shareholders in WinEasy AB, dated December 8, 1999

4.3*                       Share Purchase Agreement, dated October 1, 1999, between Tele1
                  Europe A/S, Rasmus Lisbjerg Jensen and Jakob WS. Kjaergaard

4.4*                       Supply Agreement between Tele1 Europe Group AB and Mercury
                  Corporation dated February 6, 2001

4.5*                       Purchase Agreement between Tele1 Europe AS and ElTele Rogaland AS dated June 29, 2000

4.6*                       Asset and Sale Business and Share Agreement between Song Networks AB and Sonera Sverige AB and Sonera Oyj regarding certain assets and business of
                  Sonera Sverige AB dated May 2001

4.7*                       Share Purchase Agreement by and between Telia AB and Song Networks
                  Holding AB dated June 20, 2001

8.1*                       Subsidiaries of Tele1 Europe N.V. (filed as Exhibit 21.1 to the
                  Registrant's Registration Statement on Form F-4 (Registration No. 333-13266)
                  filed with the Commission on March 9, 2001 and incorporated herein by reference)

----------------------
* Previously filed.

            (B) REPORTS ON FORM 6-K

         None




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




     Date: November 14, 2001      By:     /s/ Ivar Martin Stromberg

                                          -------------------------
                                  Name:  Ivar Martin Stromberg
                                  Title:  President and Chief Executive Officer




     Date: November 14, 2001      By:     /s/ Liia Nou

                                          -------------------------
                                  Name:   Liia Nou
                                  Title:  Chief Financial Officer